Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD.

2020 RESTRICTED STOCK UNIT PLAN

1	Purpose.

The purpose of the Xinyuan Real Estate Co., Ltd. 2020 Restricted Stock Unit Plan (the "Plan") is to secure for Xinyuan Real Estate Co., Ltd., a Cayman Islands holding company and its successors and assigns (the "Company"), and its stockholders, the benefits of the additional incentive inherent in the ownership of the Company’s common shares (the "Common Shares") by selected employees of the Company and its subsidiaries who are important to the success and growth of the business of the Company and its subsidiaries and to help the Company and its subsidiaries secure and retain the services of such persons. The Plan provides for discretionary grants of stock units ("Restricted Stock Units") to or for the benefit of participating employees of the Company and its subsidiaries, which grants shall be subject to the terms and conditions set forth in the Plan and in the agreements evidencing such Awards.

2	Administration.

2.1              Committee. The Plan may be administered by one or more Committees of the Board of Directors of the Company ("Board"). The Committee will consist of two or more members, and will have the authority and be responsible for those functions assigned to it by the Board. If no Committee is appointed, the entire Board will administer the Plan. Any reference to the Board in the Plan will be construed as a reference to the Committee, if any, to which the Board assigns a particular function in connection with the Plan. The Committee appointed by the Board shall consist of at least three directors, at least 50% of whom shall be "independent" directors pursuant to the requirements of the New York Stock Exchange and applicable law.

2.2              Powers. Subject to the provisions of the Plan, the Committee has the discretionary authority and power to:

(i)       Determine and designate those individuals selected to receive Awards;

(ii)      Determine the terms of Awards, including the time at which each Award will be granted and the number of Shares subject to each Award;

(iii)     Establish the terms and conditions upon which Awards may be exercised, vested or paid (including any requirements that the participant or the Company satisfy performance criteria or performance objectives);

(iv)     Prescribe, amend, or rescind any rules and regulations necessary or appropriate for the administration of the Plan;

(v)      Correct any defect, supply any deficiency, and reconcile any inconsistency in the Plan or in any related Award or agreement; and

(vi)     Make other determinations and take such other action in connection with the administration of the Plan as it deems necessary or advisable.

Notwithstanding the foregoing delegation of authority to the Committee, a change in the amount of the target long-term incentive pool for any future Grant Year from the percentage of applicable Base Year (as such terms are defined in Section 5.3) net income target established in respect of the initial Grant Year will require action by majority vote of the Board of Directors itself.

2.3              Delegation. The Board may delegate to designated officers of the Company any of its duties and authority under the Plan pursuant to such conditions or limitations as the Board may establish from time to time including, without limitation, the authority to recommend individuals for the grant of Awards and the form and terms of their Awards; provided, however, the Board may not delegate to any person the authority to grant Awards.

2.4              Decisions of Board. The Board has the discretionary authority and power to interpret and construe the Plan and all related Awards and agreements, to resolve any ambiguities and determine the amount of benefits payable to a person under the Plan. All decisions, interpretations and determinations of the Board with respect to the Plan will be final and binding on all participants and all persons deriving their rights from participants.

2.5              Indemnity. Each member of the Board is indemnified and held harmless by the Company against any cost or expense (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan to the extent permitted by applicable law. This indemnification is in addition to any rights of indemnification a member may have as a Director or otherwise under the Bylaws of the Company or a subsidiary, any agreement, any vote of shareholders or disinterested directors, or otherwise.

3	Shares Subject to Grants.

3.1              Number of Shares. Subject to the adjustment provisions of Section 7.1, the number of shares of the Company's Common Shares that may be delivered to participants in connection with awards of Restricted Stock Units under the Plan shall not exceed ten million (10,000,000) Common Shares (equivalents to five million (5,000,000) American Depositary Shares ("ADSs"))which may be settled in either Common Shares or in ADSs. The Board may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting and make adjustments if the number of shares actually delivered differs from the number of shares previously counted in connection with an Award.

3.2              Character of Shares. The Common Shares to be delivered under the Plan shall be made available from ADSs purchased by the Trustee (as defined in Section 5.6) in the open market or in private transactions as set forth in Section 5.4.

4	Employees Eligible.

All employees and officers of the Company or any subsidiary who are capable of contributing significantly to the successful performance of the Company, in the determination of the Board, are eligible to be participants in the Plan. An individual receiving any Award under the Plan is referred to herein as a "participant". Any reference herein to the employment of a participant by the Company shall include his or her employment by the Company or any of its subsidiaries.

2

5	Restricted Stock Units.

5.1              In General. Each eligible employee selected to participate shall be granted an award of Restricted Stock Units ("Award" or "RSU Award") at such times and subject to such conditions as determined by the Board. Each Award shall be evidenced by an agreement which shall set forth the terms and conditions of such Award, including without limitation, the date or dates upon which such Award shall vest and the circumstances (including, without limitation, Termination of Employment, as defined in Section 6, or failure to satisfy one or more restrictive covenants or other ongoing obligations) under which such Award shall not vest. The Award shall also be subject to such other terms and conditions not inconsistent herewith as the Committee shall determine, including the Company’s attainment of performance goals selected by the Board.

5.2              Nature of Restricted Stock Units; Accounts. Each Restricted Stock Unit represents a right to receive one Common Share to be delivered or made available at the time or times specified in the award agreement, subject to a risk of cancellation and to the other terms and conditions set forth in the Plan, the agreement evidencing the Award and any additional terms and conditions set by the Committee. The Company shall establish and maintain an account for the participant to record Restricted Stock Units and transactions and events affecting such units. Restricted Stock Units and other items reflected in the account will represent only bookkeeping entries by the Company to evidence unfunded obligations of the Company. At the Company's election, restricted stock units may be settled by delivery of Common Shares or ADSs representing the number of Common Shares subject to the Restricted Stock Unit.

5.3              Incentive Pool. The Company shall establish a long-term incentive pool for participants for each fiscal year (the "Grant Year") of the Company based on the net income attributable to shareholders (or other performance goals) of the Company for the most recently completed prior fiscal year (the "Base Year"). The long-term incentive pool will be funded and Restricted Stock Units will be granted only if 70% or more of the target net income attributable to shareholders for the Base Year has been achieved. If the net income attributable to shareholders achieved for a Base Year is less than 70% of the target, no amount shall be credited to the long-term incentive pool for the Grant Year and no Restricted Stock Units shall be awarded for the Grant Year. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or a subsidiary conducts its business, or other events or circumstances, such as a change in accounting principles, an acquisition or divestiture, render the performance goals for a fiscal year to no longer be suitable, the Committee may modify such performance objectives in whole or in part, as the Committee deems appropriate. The Board will have the authority to establish and administer performance-based grant and/or vesting conditions and performance objectives with respect to such Awards as it considers appropriate, which performance objectives must be satisfied, as the Board specifies, before the participant receives or retains an Award or before the Award becomes nonforfeitable. If a participant is promoted, demoted or transferred to a different business unit or function during a performance period, the Board may determine that the performance objectives or performance period are no longer appropriate and may adjust, change or eliminate the performance objectives or the applicable performance period as it deems appropriate to make such objectives and period comparable to the initial objectives and period.

3

5.4              Allocation of Restricted Stock Units. Following the end of a Base Year, the Committee will allocate to each participant a percentage of the long-term incentive pool based on such factors as the Committee shall determine from time to time in its discretion. The Company shall transfer the cash amount of the long-term incentive pool to the Trustee appointed pursuant to Section 5.6 at such time as the Committee shall determine. The Trustee shall use the amount transferred to it from the Company to purchase ADSs as directed by the Company in the open market or in a private transaction over such period as the Company and the Trustee shall determine. A participant shall be allocated Restricted Stock Units based on the aggregate of Common Shares represented by ADSs purchased by the Trustee for a Grant Year multiplied by the percentage of the long-term incentive pool allocated to that participant for the Grant Year.

5.5              Grant Date. The date the Committee allocates to a participant a percentage of the long-term incentive pool for a Grant Year.

5.6              Trust. The Company shall establish one or more trusts ("Trust") and deposit therein or caused to be deposited therein amounts of cash, not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee of such trust ("Trustee") shall use such funds to acquire in the open market or in a private transactions such number of ADSs as directed by the Company over such period of time as the Company and the Trustee shall determine. The amounts of hypothetical appreciation and depreciation in value of a participant's account shall be equal to the actual appreciation and depreciation of, the value of ADSs or other assets in such trust(s). Other provisions of the Plan notwithstanding, the timing of allocations and other events relating to assets in such account may be varied to reflect the timing of allocations and events relating to actual investments of the assets of such trust(s).

5.7              Vesting of Restricted Stock Units. Unless otherwise determined by the Committee or unless otherwise provided in the agreement evidencing the Award, in the event of the participant’s Termination of Employment (as defined in Section 6), the participant’s Restricted Stock Units which are not vested as of the date of such Termination of Employment shall not vest and shall be immediately cancelled for no value. Except as otherwise provided in this Section 5.7 and in the agreement evidencing the Award, Restricted Stock Units shall vest in equal installments on the first, second, third and fourth anniversaries of the Grant Date, subject to the provisions applicable to Termination of Employment as provided in the Plan and the agreement evidencing the Award. Notwithstanding the foregoing, in the event of (i) death, (ii) disability as the result of a work injury, or (iii) retirement on or after age 60, a participant's Restricted Stock Units shall continue to vest in installments on each subsequent vesting date after such event. In the event of death, a participant's awards shall be paid to his personal representative or estate as provided by applicable law. In addition, Restricted Stock Units will be forfeited and cancelled if a Participant becomes an independent director, supervisor or other person who is not eligible to hold Restricted Stock Units of the Company. The Committee, in its sole discretion, may (but shall not be required to) reallocate all or a portion of Restricted Stock Units forfeited by a participant to a different participant or participants continuing in employment on such vesting schedule as the Committee shall determine.

4

5.8              Dividend Equivalents. Except as otherwise provided in the RSU award agreement, unvested Restricted Stock Units will not be entitled to any dividend equivalent if the Company declares and pays a cash dividend on Common Shares or declares and pays a dividend on Common Shares in the form of property other than Common Shares.

5.9              Restriction on Transferability of Awards. Awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the participant, the rights of a participant shall be exercisable only by the participant. Any Common Shares or ADSs delivered or made available in respect of an Award may be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board may determine. These restrictions will be set forth in the applicable agreement evidencing the Award and will apply in addition to any restrictions that may apply to holders of Common Shares or ADSs generally. The Company will be under no obligation to sell or deliver Common Shares or ADSs covered by an Award under the Plan unless the participant executes an agreement giving effect to the restrictions in the form prescribed by the Company.

5.10          Settlement of Restricted Stock Units; Fractional Shares. The Trustee shall settle Restricted Stock Units upon vesting by allocating ADSs or Common Shares (as directed by the Company) into the participant's account under the Trust account and following vesting. Upon and subject to the satisfaction or expiration of any forfeiture provisions applicable to Common Shares or ADSs subject to vested Awards, the Trustee shall (i) deposit such ADSs or Common Shares into an account maintained for the participant (or of which the participant is a joint owner, with the consent of the participant) by a broker-dealer or stock plan administrator, or (ii) deliver Common Shares or ADSs to the participant (as directed by the Company). The Trustee may pay cash in lieu of fractional shares, on such basis as the Trustee may determine. In no event will the Trustee deliver fractional Common Shares or ADSs. The Committee may determine whether, prior to settlement, Restricted Stock Units will be reflected as whole units only or include fractional units, and related terms.

5.11          Voting Rights. So long the ADSs or Common Shares remain in the Trust, the Trustee shall exercise all voting rights associated with such securities in its sole discretion. No participant shall have any voting rights with respect to such ADSs or Common Shares unless and until they have been deposited into an account maintained for the participant by a broker-dealer or stock plan administrator or delivered to the participant.

5.12          Fair Market Value. Unless otherwise determined by the Committee, "Fair Market Value" of a Common Share on any date means (i) if ADSs are listed on a national securities exchange or quotation system reporting last-sale information, the closing sales price of an ADS on such exchange or quotation system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, divided by the number of Common Shares represented by an ADS; (ii) if Common Shares are listed on a national securities exchange or quotation system reporting last-sale information, the closing sales price on such exchange or quotation system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, provided that if ADSs are also listed on an established trading market, "Fair Market Value" shall be determined by (i) above; or (iii) if neither Common Shares or ADSs are listed on a national securities exchange or quotation system providing last-sale information, the fair value as determined by such other method as the Committee determines in good faith to be reasonable.

5

5.13          Trading Restrictions

Common Shares or ADSs settling vested Restricted Stock Units may not be sold, transferred or otherwise disposed of by the participant (other than being returned to the Company) until one year after the participant's resignation or termination of employment other than as a result of (i) death, (ii) disability as the result of a work injury, or (iii) retirement on or after age 60. After such one year period if an off-office audit performed by the internal audit department of the Company does not identify any risk (i.e., damage) to the Company or its subsidiaries from the participant's conduct while employed with the Company or its subsidiaries, the Trustee shall (i) deposit such ADSs or Common Shares into an account maintained for the participant (or of which the participant is a joint owner, with the consent of the participant) by a broker-dealer or stock plan administrator, or (ii) deliver Common Shares or ADSs to the participant (as directed by the Company). Thereafter, the participant may sell, transfer or otherwise dispose of the Common Shares or ADSs. If the off-office audit identifies a risk to the Company or its subsidiaries, the Common Shares or ADSs will be forfeited and surrendered to the Company.

6	Termination of Employment.

The consequences of a participant’s Termination of Employment for any reason shall be as set forth herein and in the agreement evidencing the Award. For purposes of this Plan: "Termination of Employment" means the event by which participant ceases to be employed by the Company or any subsidiary of the Company and, immediately thereafter, is not employed by or providing substantial services to any of the Company or a subsidiary of the Company. Neither (i) a transfer of an employee from the Company to a subsidiary or other affiliate of the Company to another, nor (ii) a duly authorized leave of absence, shall be deemed a Termination of Employment. Service will be deemed to continue while the participant is on a bona fide leave of absence for less than six months, or if longer, if the participant retains a right to reemployment with the Company under an applicable law or under the terms of a contract (as determined by the Company).

7	Adjustment of Shares; Change in Control.

7.1              Adjustment. If the outstanding Common Shares of the Company are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction, the Board shall make such appropriate and proportionate adjustments as it deems necessary or appropriate in one or more of (i) the number and class of shares subject to the Plan, and (ii) the number of shares or class of shares covered by each outstanding Award.

6

7.2              Change in Control. In the event that the Company is a party to a Change in Control, the Board may provide for any of the following: (i) the cancellation of each outstanding Award after payment to the participant of an amount, if any, in cash or cash equivalents equal to the Fair Market Value of the shares subject to the Award at the time of the merger, consolidation or other reorganization; (ii) the assumption or continuation by any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) of any or all Awards outstanding under the Plan or substitution of similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Change in Control), and any assignment by the Company to the successor of the Company (or the successor’s parent company, if any) of any reacquisition or repurchase rights held by the Company in respect of shares issued pursuant to Awards, in connection with such Change in Control, provided that the terms of any assumptions, continuation or substitution shall be in accordance with the requirements of U.S. Internal Revenue Code ("Code") Section 409A to the extent applicable; and (iii) the acceleration of vesting of all or a portion of the Awards (in full or in part) to a date prior to the effective time of such Change in Control (contingent upon the effectiveness of the Change of Control event) as the Board shall determine.

"Change in Control" means the occurrence of any of the following events:

(a)      The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person"), within any period of 12 consecutive months, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then outstanding Common Shares of the Company (the "Outstanding Company Common Shares") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (c) below; or

(b)      Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease, within any period of 12 consecutive months, for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

7

(c)      Consummation of a reorganization, merger or consolidation of the Company (a "Business Combination") or a sale or other disposition of all or substantially all of the assets of the Company having a total gross fair market value equal to or more than 50% of the Outstanding Company Common Shares or Outstanding Company Voting Securities other than to a "related party," as such term is defined in the regulations issued under Code Section 409A, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Shares and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding common shares and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Shares and Outstanding Company Voting Securities, as the case may be; (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding common shares of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination; and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(d)      Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

7.3              No Rights. Except as provided elsewhere in this Plan, a participant has no rights by reason of (i) any subdivision or consolidation of shares of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of any class. Any issuance by the Company of shares of any class, or securities convertible into shares of any class, will not affect the number of Shares subject to an Award. The grant of an Award under the Plan will not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

8	General Provisions.

8.1              Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any eligible employee or participant the right to continue in the employ or service of the Company or a subsidiary or affiliate, (ii) interfering in any way with the right of the Company or a subsidiary or affiliate to terminate such eligible employee’s or participant’s employment or service at any time, (iii) giving an eligible employee or participant any claim to be granted any award under the Plan or to be treated uniformly with other participants and employees, or (iv) conferring on a participant any of the rights of a stockholder of the Company unless and until the participant is duly delivered or credited Common Shares (or ADSs representing Common Shares in which case, the participants shall have only the rights associated with holders of ADSs) in accordance with the terms of an award. Except as expressly provided in the Plan and an Award agreement, neither the Plan nor any Award agreement shall confer on any person other than the Company and the participant any rights or remedies thereunder.

8

8.2              Committee May Impose Conditions; Right of Setoff. The Company or any subsidiary may, to the extent permitted by applicable law, deduct from and set off against any amounts the Company or a subsidiary or affiliate may owe to a participant from time to time pursuant to any Award under the Plan, any amounts owed by the participant to the Company or any subsidiary or affiliate, although participant shall remain liable for any part of participant’s payment obligation not satisfied through such deduction and setoff.

8.3              Tax Withholding Obligation. A participant shall be solely responsible for payment of all income social security, and other applicable taxes on Awards. Whenever under the Plan a participant or a Trustee incurs income tax liability, obligations or other tax obligations in connection with an Award, whether at the time of grant, vesting or settlement of Restricted Stock Units, the Company shall be entitled to require, as a condition of grant, vesting, or settlement of the award, that the participant remit or, in appropriate cases, agree to remit when due an amount sufficient to satisfy all applicable withholding tax requirements relating thereto. At the election of the Company, such mandatory withholding amounts may be remitted by check payable to the Company, in Common Shares or ADSs representing Common Shares, by the Company’s withholding of Common Shares deliverable hereunder, or any combination thereof; provided, however, that in no event may shares be withheld to satisfy a tax obligation of participant in excess of the mandatory tax withholding obligations arising in connection with the participant’s award. If so determined by the Committee, a participant may be permitted to elect from among alternative methods of satisfying withholding obligations.

8.4              Governing Law. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan and any award agreement shall be determined in accordance with the laws of the Cayman Islands without giving effect to principles of conflicts of laws.

8.5              Nonexclusivity of the Plan. The adoption of the Plan by the Board of Directors shall not be construed as creating any limitations on the power of the Board of Directors or a committee thereof to adopt such other incentive arrangements, apart from the Plan, as it may deem desirable, and such other arrangements may be either applicable generally or only in specific cases.

8.6              Changes to the Plan and Awards. The Board of Directors may amend, suspend or terminate the Plan or the Committee’s authority to grant Awards under the Plan without the consent of participants; provided, however, that, without the consent of an affected participant, no such Board action may materially and adversely affect the rights of such participant under any outstanding Award. The Committee may amend any outstanding Award without the consent of the affected participant; provided, however, that, without such consent, no such action may materially and adversely affect the rights of such participant under any outstanding Award. For purposes of this Section 8.6, accelerated settlement of an Award shall not be considered a materially adverse effect on the rights of a participant, regardless of the tax consequences to such participant.

9

8.7              Compliance with Legal and Other Requirements. The Company may, to the extent deemed necessary or advisable by the Committee, postpone the delivery of shares or payment of other benefits under any Award until completion of registration or qualification of the Common Shares or other required action under any applicable law, rule or regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Common Shares or other securities of the Company are listed or quoted, or compliance with any other obligation of the Company, as the Committee may consider appropriate, and may require any participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the delivery of shares or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

8.8              Compliance with Code Section 409A. It is intended that the Awards granted under the Plan shall be exempt from, or in compliance with Code Section 409A to the extent applicable. In the event any of the Awards issued under the Plan are subject to Code Section 409A it is intended that no payment or entitlement pursuant to this Plan will give rise to any adverse tax consequences to a participant under Code Section 409A and regulations and other interpretive guidance issued thereunder, including that issued after the date hereof. The Plan shall be interpreted to that end and, consistent with that objective and notwithstanding any provision herein to the contrary, the Company may unilaterally take any action it deems necessary or desirable to amend any provision herein to avoid the application of or excise tax under Code Section 409A. Further, no effect shall be given to any provision herein in a manner that reasonably could be expected to give rise to adverse tax consequences under that provision. Neither the Company nor its current employees, officers, directors, representatives or agents shall have any liability to any current or former participant with respect to any accelerated taxation, additional taxes, penalties or interest for which any current or former participant may become liable in the event that any amounts payable under the Plan are determined to violate Code Section 409A.No amount of nonqualified deferred compensation under Code Section 409A shall be payable upon a termination of the Employee's employment unless such termination constitutes a "separation from service" with the Company under Code Section 409A. To the maximum extent permitted by applicable law, amounts payable to the Employee shall be made in reliance upon the exception for certain involuntary terminations under a separation pay plan or as a short-term deferral under Code Section 409A. To the extent any amounts payable upon the Employee's separation from service are nonqualified deferred compensation under Code Section 409A, and if the Employee is at such time a "specified employee", then to the extent required under Code Section 409A payment of such amounts shall be postponed until six (6) months following the date of the Employee's separation from service (or until any earlier date of the Employee's death), upon which date all such postponed amounts shall be paid to the Employee in a lump sum. The determination of whether the Employee is a specified employee at the time of his separation from service shall be made by the Company in accordance with Code Section 409A.

9	Plan Effective Date and Termination.

The Plan became effective on June 30, 2020. Unless earlier terminated by action of the Board of Directors, the Plan will remain in effect until such time as no Common Shares remain available for delivery under the Plan and the Company has no further rights or obligations with respect to outstanding Awards under the Plan.

10